ArcLight Clean Transition Corp. II

200 Clarendon Street, 55th Floor

Boston, MA 02116

June 23, 2022

VIA EDGAR

Attention:	Kevin Dougherty Laura Nicholson Mark Wojciechowski John Cannarella

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Re:	ArcLight Clean Transition Corp. II Registration Statement on Form S-4, as amended File No. 333-262583

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ArcLight Clean Transition Corp. II (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 27, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Julian J. Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or Jennifer Wu of Kirkland & Ellis LLP at (512) 678-9150, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
ARCLIGHT CLEAN TRANSITION CORP. II

/s/ John F. Erhard
John F. Erhard
Chief Executive Officer and President